Exhibit 99.1

Hesai Group Reports Second Quarter 2024 Unaudited Financial Results

Quarterly net revenues were RMB458.9 million (US$63.1 million)1

Quarterly lidar shipments were 86,526 units

SHANGHAI, China, August 19, 2024 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced its unaudited financial results for the three months ended June 30, 2024.

Operational Highlights

	Three months ended June 30, 2024	Six months ended June 30, 2024
ADAS lidar shipments	80,773	133,235
Autonomous Mobility lidar shipments	5,753	12,392
Total lidar shipments	86,526	145,627

•	Q2 2024 ADAS lidar shipments were 80,773 units, representing an increase of 76.8% from 45,694 units in the corresponding period of 2023.
•	Q2 2024 Total lidar shipments were 86,526 units, representing an increase of 66.1% from 52,106 units in the corresponding period of 2023.
•	ADAS lidar shipments in the first six months of 2024 were 133,235 units, representing an increase of 80.3% from 73,889 units in the corresponding period of 2023.
•	Total lidar shipments in the first six months of 2024 were 145,627 units, representing an increase of 67.5% from 86,940 units in the corresponding period of 2023.

Management Remarks

Yifan “David” Li, Hesai’s Co-Founder and CEO, commented, “We are delighted to deliver a solid second quarter performance, highlighted by quarterly revenues of RMB458.9 million (US$63.1 million), reaching the high end of our guidance. Total lidar shipments rose 66.1% year-over-year to 86,526 units and blended gross margin remained robust at 45.1%, driven by effective cost management, our flywheel approach to cost and scale optimization, and additional service revenue contributions during the quarter. We are not aware of any other player in the global lidar industry that matches our financial strength while operating on such a massive delivery scale. Our quarterly net loss narrowed significantly by 32.6% quarter-over-quarter to RMB72.1 million (US$9.9 million).

“We are thrilled to announce that Hesai has been recognized as the No. 1 automotive lidar company by market share for the third consecutive year by Yole Intelligence. This prestigious recognition fuels our ambition to achieve even greater success in our AM and ADAS businesses. As a global lidar leader, we are playing a pivotal role in the explosive growth and large-scale commercialization of China’s robotaxi market, evidenced by our selection as the exclusive long-range lidar supplier by all Top 5 robotaxi companies in China, including Baidu’s Apollo Go. Furthermore, our strategic approach of offering both ‘ultimate performance’ and ‘ultimate value-to-cost’ products is generating a robust ADAS order pipeline for 2025 and 2026, with millions of units expected to be shipped domestically and overseas based on customer demand forecasts. Notably, our landmark worldwide shipping programs with a leading automotive OEM are progressing to the delivery of B-samples, placing us well ahead of the competition globally,” added Dr. Li. “Our confidence in our future growth potential has never been higher, driven by strong momentum in the robotaxi and ADAS markets, regulatory developments and consumers’ increasing prioritization of safety. The lidar market in China has reached an exciting inflection point much earlier than expected, with a 22% adoption rate among EVs priced above RMB150,000 as of June. With our versatile product offerings and best-in-class manufacturing scalability, we are perfectly positioned to seize both domestic and international growth opportunities during this dynamic market capture phase.

1 All translations from RMB to USD for the second quarter of 2024 were made at the exchange rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board.

“Last but not least, we published our inaugural ESG Report this quarter, outlining our ongoing sustainable development efforts and accomplishments in ESG across our business operations. Looking forward, we remain committed to driving innovation and will continue to align our business goals with ESG best practices, creating long-term value for our stakeholders and our society,” Dr. Li concluded.

•	Business Updates:

o	Global:

▪	Secured design wins with four prominent global OEMs, including three leading global OEMs’ joint ventures in China (two North American and one European automotive companies). In addition, the Company was selected by a leading global automotive OEM for its worldwide shipping programs, which are progressing toward the delivery of B-samples.

▪	Awarded new POC programs with two leading global OEMs from Europe, including a prestigious sports car brand, to test Hesai’s next-generation high-performance long-range and short-range lidars.

o	Domestic:

▪	Selected as the exclusive long-range lidar supplier by all of the Top 5 robotaxi companies in China for their autonomous vehicles, including Baidu’s Apollo Go.

▪	Secured a series of new design wins for models set to launch starting in 2025 including a flagship model from a top-selling EV maker new to the Company’s client roster, as well as multiple new models and facelifts from existing customers who are among the largest EV shippers in China.

▪	Among these new design wins, a leading EV maker in China has already signed agreements with the Company to exclusively adopt Hesai’s next-generation L3 ultra-high-performance lidar for all of their new models scheduled for release in 2025.

o	Hesai has secured ADAS design wins with 19 OEMs globally across over 70 vehicle models.

•	ESG: Hesai released its inaugural Environmental, Social and Governance (ESG) Report detailing the Company’s 2023 ESG strategy and achievements, as well as its progress toward its longstanding ESG goals for sustainable development. To view the full 2023 ESG Report, please visit the ESG section of Hesai’s Investor Relations website.

Financial Highlights for the Second Quarter of 2024

(in RMB millions, except for per ordinary share data and percentage)

	Q2 2024	Q2 2023	% Change
Net revenues	458.9	440.3	4.2%
Gross margin	45.1%	29.8%
Loss from operations	(95.8)	(113.5)	-15.6%
Non-GAAP[2] loss from operations	(67.3)	(79.8)	-15.7%
Net loss	(72.1)	(74.4)	-3.1%
Non-GAAP net loss	(43.6)	(40.6)	7.4%
Net loss attributable to ordinary shareholders of the Company	(72.1)	(74.4)	-3.1%
Net loss per ordinary share-basic and diluted	(0.56)	(0.59)	-5.1%
Non-GAAP net loss per ordinary share – basic and diluted	(0.34)	(0.32)	6.3%

2 See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

•	Net revenues were RMB458.9 million (US$63.1 million) for the second quarter of 2024, representing an increase of 4.2% from RMB440.3 million for the same period of 2023. Product revenues were RMB408.7 million (US$56.2 million) for the second quarter of 2024, representing an increase of 5.7% from RMB386.8 million for the same period of 2023. The year-over-year increase was mainly attributable to increased revenues from sales of ADAS lidar products due to robust demand in China, partially offset by decreased revenues from the autonomous driving business. Service revenues were RMB50.2 million (US$6.9 million) for the second quarter of 2024, representing a decrease of 6.2% from RMB53.5 million for the same period of 2023.

•	Cost of revenues was RMB252.0 million (US$34.7 million) for the second quarter of 2024, representing a decrease of 18.5% from RMB309.2 million for the same period of 2023. The year-over-year decrease was due to effective cost and scale optimization.

•	Gross margin was 45.1% for the second quarter of 2024, compared with 29.8% for the same period of 2023.

•	Sales and marketing expenses were RMB55.7 million (US$7.7 million) for the second quarter of 2024, representing an increase of 107.1% from RMB26.9 million for the same period of 2023. The year-over-year increase was primarily due to increased payroll expenses and share-based expenses of RMB18.0 million (US$2.5 million) attributable to an expanded sales and marketing team, and increased marketing expenses of RMB2.7 million (US$0.4 million).

•	General and administrative expenses were RMB66.1 million (US$9.1 million) for the second quarter of 2024, representing an increase of 16.6% from RMB56.7 million for the same period of 2023. The year-over-year increase was mainly driven by an increase in professional service expenses of RMB10.7 million (US$1.5 million).

•	Research and development expenses were RMB198.6 million (US$27.3 million) for the second quarter of 2024, representing an increase of 23.4% from RMB161.0 million for the same period of 2023. The year-over-year increase was mainly due to increased payroll expenses of RMB11.1 million (US$1.5 million) attributable to increased headcount for research and development, and increased depreciation expenses amounting to RMB13.0 million (US$1.8 million).

•	Loss from operations was RMB95.8 million (US$13.2 million) for the second quarter of 2024, representing a decrease of 15.6% from RMB113.5 million for the same period of 2023. Excluding share-based compensation expenses, non-GAAP loss from operations was RMB67.3 million (US$9.3 million) for the second quarter of 2024, compared with RMB79.8 million for the same period of 2023.

•	Net loss was RMB72.1 million (US$9.9 million) for the second quarter of 2024, compared with RMB74.4 million for the same period of 2023. Excluding share-based compensation expenses, non-GAAP net loss was RMB43.6 million (US$6.0 million) for the second quarter of 2024, compared with RMB40.6 million for the same period of 2023.

•	Net loss attributable to ordinary shareholders of the Company was RMB72.1 million (US$9.9 million) for the second quarter of 2024, compared with RMB74.4 million for the same period of 2023. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of the Company was RMB43.6 million (US$6.0 million) for the second quarter of 2024, compared with RMB40.6 million for the same period of 2023.

•	Basic and diluted net loss per ordinary share were both RMB0.56 (US$0.08) for the second quarter of 2024. Excluding share-based compensation expenses, non-GAAP basic and diluted net loss per ordinary share were both RMB0.34 (US$0.05) for the second quarter of 2024.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB2,752.9 million (US$378.8 million) as of June 30, 2024, compared with RMB2,829.9 million as of March 31, 2024.

Business Outlook

For the third quarter of 2024, the Company expects net revenues to be between RMB450 million (US$61.9 million) and RMB500 million (US$68.8 million), representing a year-over-year increase of approximately 1.0% to 12.2%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on August 19, 2024 (9:00 AM Beijing/Hong Kong Time on August 20, 2024).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Second Quarter 2024 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10041047-ckjx89.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until August 27, 2024, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10041047

About Hesai

Hesai is the global leader in three-dimensional light detection and ranging (lidar) solutions. The Company’s lidar products enable a broad spectrum of applications across passenger and commercial vehicles with advanced driver assistance systems (ADAS) and autonomous vehicle fleets (autonomous mobility). Hesai's technology also empowers robotics applications such as last-mile delivery robots and logistics robots in restricted areas. The Company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai integrates lidar designs with an in-house manufacturing process, facilitating rapid product development while ensuring high performance, consistent quality and affordability. Hesai has established strong relationships with leading automotive OEMs, autonomous vehicle, and robotics companies worldwide, covering over 40 countries as of December 31, 2023.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: loss from operation excluding share-based compensation expenses, net loss excluding share-based compensation expenses, net loss attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net loss attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS, autonomous mobility and robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Hesai Group

Yuanting “YT” Shi, Investor Relations Director

Email: ir@hesaitech.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Email: hesai@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: hesai@tpg-ir.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,554,583	2,240,631	308,321
Restricted cash	3,541	3,563	490
Short-term investments	1,586,005	508,713	70,001
Notes receivables	-	4,250	585
Accounts receivable, net	524,818	699,876	96,306
Contract assets	19,688	19,688	2,709
Amounts due from related parties	5,015	5,027	692
Inventories	495,877	671,016	92,335
Prepayments and other current assets	208,082	239,482	32,954
Total current assets	4,397,609	4,392,246	604,393
Non-current assets:
Property and equipment, net	871,611	898,146	123,589
Long-term investments	31,811	31,792	4,375
Intangible assets, net	78,730	75,543	10,395
Land-use rights, net	40,743	40,311	5,547
Right-of-use assets	151,871	126,217	17,368
Other non-current assets	90,168	95,500	13,141
Total non-current assets	1,264,934	1,267,509	174,415
TOTAL ASSETS	5,662,543	5,659,755	778,808
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	111,682	168,263	23,154
Notes payable	7,255	28,179	3,878
Accounts payable	269,439	360,860	49,656
Contract liabilities	79,925	44,434	6,114
Amounts due to related parties	340,051	341,778	47,030
Accrued warranty liability	28,425	33,527	4,613
Accrued expenses and other current liabilities	498,324	411,763	56,660
Total current liabilities	1,335,101	1,388,804	191,105
Non-current liabilities
Operating lease liabilities	119,413	109,586	15,080
Long-term borrowings	285,898	334,293	46,000
Other non-current liabilities	59,813	54,374	7,482
Total non-current liabilities	465,124	498,253	68,562
TOTAL LIABILITIES	1,800,225	1,887,057	259,667
Shareholders’ Equity
Class A Ordinary shares	19	19	3
Class B Ordinary shares	67	69	9
Additional paid-in capital	7,423,862	7,507,203	1,033,026
Subscription receivables	(292,721)	(292,721)	(40,280)
Accumulated other comprehensive income (loss)	38,440	44,461	6,118
Accumulated deficit	(3,307,349)	(3,486,333)	(479,735)
TOTAL SHAREHOLDERS’ EQUITY	3,862,318	3,772,698	519,141
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,662,543	5,659,755	778,808

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended June 30,
	2023	2024
	RMB	RMB	US$
Net revenues	440,313	458,862	63,142
Cost of revenues	(309,161)	(252,036)	(34,682)
Gross profit	131,152	206,826	28,460
Operating expenses:
Sales and marketing expenses	(26,926)	(55,745)	(7,671)
General and administrative expenses	(56,695)	(66,146)	(9,102)
Research and development expenses	(161,001)	(198,609)	(27,329)
Other operating income, net	(38)	17,898	2,463
Total operating expenses	(244,660)	(302,602)	(41,639)
Loss from operations	(113,508)	(95,776)	(13,179)
Interest income	23,991	23,597	3,247
Interest expenses	(609)	(3,334)	(459)
Foreign exchange income, net	15,512	3,545	488
Other loss, net	225	283	39
Net loss before income tax and share of loss in equity method investments	(74,389)	(71,685)	(9,864)
Income tax benefit/(expense)	18	(367)	(51)
Share of loss in equity method investment	(12)	(7)	(1)
Net loss	(74,383)	(72,059)	(9,916)
Net loss attributable to ordinary shareholders of the Company	(74,383)	(72,059)	(9,916)
Net loss per share:
Basic and diluted	(0.59)	(0.56)	(0.08)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	125,659,711	129,079,779	129,079,779
Net loss	(74,383)	(72,059)	(9,916)
Other comprehensive loss:
Foreign currency translation adjustments	55,489	2,933	404
Comprehensive loss	(18,894)	(69,126)	(9,512)

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data and otherwise noted)

	Six months ended June 30,
	2023	2024
	RMB	RMB	US$
Net revenues	870,243	817,982	112,558
Cost of revenues	(576,465)	(471,934)	(64,940)
Gross profit	293,778	346,048	47,618
Operating expenses:
Sales and marketing expenses	(62,289)	(97,709)	(13,445)
General and administrative expenses	(106,239)	(134,913)	(18,565)
Research and development expenses	(369,497)	(393,011)	(54,080)
Other operating income, net	2,733	45,354	6,241
Total operating expenses	(535,292)	(580,279)	(79,849)
Loss from operations	(241,514)	(234,231)	(32,231)
Interest income	39,664	56,392	7,760
Interest expenses	(609)	(5,620)	(773)
Foreign exchange income, net	9,097	5,038	693
Other loss, net	58	71	10
Net loss before income tax and share of loss in equity method investments	(193,304)	(178,350)	(24,541)
Income tax benefit/(expense)	35	(615)	(85)
Share of loss in equity method investment	(23)	(19)	(3)
Net loss	(193,292)	(178,984)	(24,629)
Net loss attributable to ordinary shareholders of the Company	(193,292)	(178,984)	(24,629)
Net loss per share:
Basic and diluted	(1.57)	(1.40)	(0.19)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	123,442,302	128,208,174	128,208,174
Net loss	(193,292)	(178,984)	(24,629)
Other comprehensive loss:
Foreign currency translation adjustments	68,437	6,021	829
Comprehensive loss	(124,855)	(172,963)	(23,800)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended June 30,
	2023	2024
	RMB	RMB	US$
Loss from operations	(113,508)	(95,776)	(13,179)
Add: Share-based compensation expenses	33,756	28,505	3,922
Non-GAAP loss from operations	(79,752)	(67,271)	(9,257)

Net loss	(74,383)	(72,059)	(9,916)
Add: Share-based compensation expenses	33,756	28,505	3,922
Non-GAAP net loss	(40,627)	(43,554)	(5,994)

Net loss attributable to ordinary shareholders of the Company	(74,383)	(72,059)	(9,916)
Add: Share-based compensation expenses	33,756	28,505	3,922
Non-GAAP net loss attributable to ordinary shareholders of the Company	(40,627)	(43,554)	(5,994)

Loss per share: Basic and diluted	(0.59)	(0.56)	(0.08)
Add: Share-based compensation expenses per ordinary share	0.27	0.22	0.03
Non-GAAP net loss per ordinary share – basic and diluted	(0.32)	(0.34)	(0.05)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
Loss from operations	(241,514)	(234,231)	(32,231)
Add: Share-based compensation expenses	154,237	66,305	9,124
Non-GAAP loss from operations	(87,277)	(167,926)	(23,107)

Net loss	(193,292)	(178,984)	(24,629)
Add: Share-based compensation expenses	154,237	66,305	9,124
Non-GAAP net loss	(39,055)	(112,679)	(15,505)

Net loss attributable to ordinary shareholders of the Company	(193,292)	(178,984)	(24,629)
Add: Share-based compensation expenses	154,237	66,305	9,124
Non-GAAP net loss attributable to ordinary shareholders of the Company	(39,055)	(112,679)	(15,505)

Loss per share: Basic and diluted	(1.57)	(1.40)	(0.19)
Add: Share-based compensation expenses per ordinary share	1.25	0.52	0.07
Non-GAAP net loss per ordinary share – basic and diluted	(0.32)	(0.88)	(0.12)